Exhibit 99.4

SUPPLEMENTAL INFORMATION

In this letter (1) “FMC AG & Co. KGaA”, the “Company”, “we” or “our” refer to Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares, (2) “Fresenius Medical Care AG” and “FMC-AG” refer to the Company as a German stock corporation before the transformation of our legal form into a partnership limited by shares; (3) “Fresenius SE” refers to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation.

As a foreign private issuer under the rules and regulations of the U.S. Securities and Exchange Commission, the Company is not presently subject to the SEC’s Proxy Rules. However, under the stipulations of the Pooling Agreement among us, Fresenius SE & Co. KGaA, our general partner and our independent directors, FMC AG & Co. KGaA has agreed to provide information to shareholders which is roughly comparable to that which would be provided by a U.S. corporation, except that it agreed to provide the following information as it would be provided by a foreign private issuer under the SEC’s rules:

(i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA; (ii) Trading markets: (iii) Directors and Senior Management; (iv) Compensation of our Management Board and our Supervisory Board; (v) Options to Purchase Our Securities, and (vi) material transactions between FMC AG & Co. KGaA and its subsidiaries and directors and officers of FMC AG & Co. KGaA, controlling persons of FMC AG & Co. KGaA, and relatives or spouses of such directors, officers and controlling persons. The above information contained in this letter, as well as the information in item (vii) “Principal Accountant Fees and Services,” has been derived principally from our Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC (our “2012 20-F”). Our 2012 20-F is available on the web site maintained by the SEC at www.sec.gov and on our web site at www.fmc-ag.com.

(i)                          Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE & Co. KGaA

Security Ownership of Certain Beneficial Owners of Fresenius Medical Care

Our outstanding share capital consists of ordinary shares and non-voting preference shares both issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depository Receipt (“ADR”) form, we face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Securities and Exchange Act of 1934. However, persons who become “beneficial owners” of more than 5% of our ordinary shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934. In addition, under the German Securities Trading Act (Wertpapierhandelsgesetz or “WpHG”), persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”) of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations will also apply to other financial instruments that result in an entitlement to acquire shares or that causes the hedging of shares (excluding the 3% threshold).

We have been informed that as of February 18, 2013, Fresenius SE owned 94,380,382, approximately 31.2%, of our ordinary shares. In August 2008, a subsidiary of Fresenius SE issued Mandatorily Exchangeable Bonds in the aggregate principal amount of €554,000. These matured on August 14, 2011 when they were mandatorily exchangeable into ordinary shares of the Company. Upon maturity, Fresenius SE delivered 15,722,644 of the Company’s ordinary shares to the bond holders. As a result, Fresenius SE’s holding of the Company’s ordinary shares decreased to 30.3%. On November 16, 2011, Fresenius SE announced its plan to increase its voting interest in the Company through the purchase of approximately 3.5 million of the Company’s ordinary shares. On March 1, 2012, Fresenius SE stated that it had completed the acquisition of the 3.5 million ordinary Shares. The following schedule illustrates the latest threshold notifications furnished to us by third parties pursuant to the German Securities Trading Act:

Voting Rights Notifications (Last Reported Status)

Notifiying party	Date of reaching, exceeding or falling bellow	Reporting threshold	Attribution pursuant to Section 22 WpHG	Percentage of voting rights	Number of voting rights

BlackRock Financial Management, Inc., New York, USA	September 18, 2012	5% Exceeding	Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2	5.002	15,105,551

BlackRock Holdco 2, Inc., Wilmington, USA	September 18, 2012	5% Exceeding	Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2	5.002	15,105,551

BlackRock Advisors Holdings, Inc., New York, USA	November 6, 2012	3% Falling below	Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2	2.990	9,042,891

BlackRock, Inc., New York, USA	December 19, 2012	5% Falling below	Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2	4.970	15,017,045

Thornburg Investment Management, Inc., Santa Fé, USA	February 6, 2013	5% Exceeding	Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2	5.003	15,147,822

Mr. Garrett Thornburg, USA	February 6, 2013	5% Exceeding	Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2	5.003	15,147,822

All of our ordinary shares have the same voting rights. However, as the sole shareholder of our General Partner, Fresenius SE is barred from voting its ordinary shares on certain matters. See Item 16.G, “Corporate Governance — Supervisory Board.”

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2012, after giving effect to the two-for-one split of our ADSs, 30,800,448 ordinary ADSs, each representing one half of an ordinary share, were held of record by 3,951 U.S. holders and there were 164,860 preference ADSs, each representing one half of a preference share, held of record by 1 U.S. holder. For more information regarding ADRs and ADSs see Item 10.B, “Memorandum and Articles of Association — Description of American Depositary Receipts.”

Security Ownership of Certain Beneficial Owners of Fresenius SE

Fresenius SE’s share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the German Securities Trading Act, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of certain levels of holdings, as described above.

The Else-Kröner-Fresenius Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else-Kröner-Fresenius Stiftung owns approximately 27.1% of the Fresenius SE ordinary shares. See Item 7.B, “Related party transactions — Other interests,” below. According to the last information received from Allianz SE, they hold, indirectly, approximately 4.26% of the Fresenius SE ordinary shares.

(ii)                      Trading Markets for our Securities

The principal trading market for our ordinary shares and the preference shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). All ordinary shares and preference shares have been issued in bearer form. Accordingly, we face difficulties determining precisely who our holders of ordinary and preference shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. For more information regarding ADRs see Item 10.B., “Memorandum and articles of association — Description of American Depositary Receipts.” However, under the German Securities Trading Act, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of certain levels of holdings as described in Item 7.A., “Major Shareholders.” Additionally, persons discharging managerial responsibilities and affiliated persons are obliged to notify the supervising authority and the Company of trades in their shares in excess of €5,000 in any year. The ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996, the preference shares since November 25, 1996. Trading in the ordinary shares and preference shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.

Our shares have been listed on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and on the Prime Standard of the Regulated Market, which is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports; preparation of financial statements in accordance with international accounting standards (IFRS or U.S. GAAP); publication of a company calendar; convening of at least one analyst conference per year; and publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX®, the index of 30 major German stocks.

Since October 1, 1996, ADSs representing our ordinary shares (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS and since November 25, 1996, ADSs representing our Preference shares (the “Preference ADSs”), have been listed and traded on the NYSE under the symbol FMS/P. Effective December 3, 2012, we effected a two-for-one split of our Ordinary ADSs outstanding and our Preference ADSs, which changed the ratio of each class of ADSs from one ADSs representing one share to two ADSs representing one share. At December 31, 2012, there were 164,860 preference ADSs outstanding. Accordingly, while the preference ADSs remain listed on the New York Stock Exchange, the trading market for the preference ADSs is highly illiquid. In addition, in connection with the New Your Stock Exchange listing of our ADSs upon consummation of our transformation and the related conversion offer, the New York Stock Exchange advised us that if the number of publicly held preference ADSs falls below 100,000, which has occurred, the preference ADSs could be delisted. The Depositary for both the Ordinary ADSs and the Preference ADSs is Bank of New York Mellon (the “Depositary”).

Trading on the Frankfurt Stock Exchange

Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the largest of the six German stock exchanges by value of shares traded. Our shares are traded on Xetra, the electronic trading system of the Deutsche Börse. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. Central European Time (“CET”). Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange have direct access to the system and may trade on it. Private investors can trade on Xetra through their banks and brokers. As of March 2012, the most recent figures available, the shares of more than 11,000 companies were traded on Xetra.

Deutsche Börse AG publishes information for all traded securities on the Internet, http://www.deutsche-boerse.com.

Transactions on Xetra and the Frankfurt Stock Exchange settle on the second business day following the trade except for trades executed on Xetra International Markets, the European Blue Chip segment of Deutsche Börse AG, which settle on the third business day following a trade. The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

The Hessian Stock Exchange Supervisory Authority (Hessische Börsenaufsicht) and the Trading Monitoring Unit of the Frankfurt Stock Exchange (HÜST Handelsüberwachungsstelle) both monitor trading on the Frankfurt Stock Exchange.

The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), an independent federal authority, is responsible for the general supervision of securities trading pursuant to provisions of the German Securities Trading Act (Wertpapierhandelsgesetz) and other laws.

The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Ordinary shares and the Preference shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. All shares on German stock exchanges trade in euro.

As of April 3, 2013, the share prices for the Ordinary and Preference shares traded on the Frankfurt Stock Exchange were €53.94 and €42.90, respectively.

		Price per ordinary share (€)		Price per preference share (€)
		High	Low	High	Low

2013	February	53.12	51.18	43.90	42.11

2013	January	52.49	48.21	43.80	39.60

2012	December	54.40	52.10	45.50	42.20
	November	53.80	51.30	44.70	41.50
	October	59.40	54.20	46.80	44.80
	September	57.50	54.40	45.00	43.70

2012	Fourth Quarter	59.43	51.30	46.75	41.54
	Third Quarter	59.51	54.38	45.70	43.12
	Second Quarter	55.83	51.21	44.51	41.30
	First Quarter	57.03	50.80	46.00	41.40

2011	Fourth Quarter	53.54	48.50	45.00	39.13
	Third Quarter	55.13	45.41	45.90	37.99
	Second Quarter	53.06	48.23	45.50	40.67
	First Quarter	49.46	41.11	41.35	34.48

2012	Annual	59.51	50.80	46.75	41.30

2011	Annual	55.13	41.11	45.90	34.48

2010	Annual	45.79	36.10	38.50	28.20

2009	Annual	37.71	26.07	35.30	25.24

2008	Annual	39.10	29.73	37.60	28.31

The average daily trading volume of the Ordinary shares and the Preference shares traded on the Frankfurt Stock Exchange during 2012 was 682,141 shares and 618 shares, respectively. The foregoing figures are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange.

Trading on the New York Stock Exchange

As of April 3, 2013, the share prices for the Ordinary ADSs and Preference ADSs traded on the NYSE were $34.77 and $27.30, respectively.

The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs and the Preference ADSs on the NYSE. All ADS prices have been adjusted to reflect the two for one split of our ADSs in December 2012.

		Price per ordinary ADS ($)		Price per preference ADS ($)
		High	Low	High	Low

2013	February	35.50	33.58	28.28	27.70

2013	January	35.60	32.30	27.60	25.80

2012	December	35.30	34.10	28.00	26.30
	November	34.60	32.80	27.00	25.50
	October	38.90	35.20	29.00	28.30
	September	37.10	35.50	28.70	26.80

2012	Fourth Quarter	38.90	32.80	29.00	25.50
	Third Quarter	37.10	34.40	28.70	25.70
	Second Quarter	36.40	32.10	28.50	25.30
	First Quarter	37.10	33.30	29.40	26.90

2011	Fourth Quarter	38.02	32.48	30.75	27.50
	Third Quarter	39.96	32.10	31.05	26.26
	Second Quarter	39.29	34.29	31.40	27.11
	First Quarter	34.87	27.88	27.59	23.00

2012	Annual	38.93	32.13	29.42	25.28

2011	Annual	39.96	27.88	31.40	23.00

2010	Annual	32.01	23.79	26.56	19.44

2009	Annual	27.48	17.83	25.00	16.00

2008	Annual	29.51	19.92	27.50	14.44

(1) There were no sales of Preference ADSs during the month of February.

Dividends

We generally pay annual dividends on both our preference shares and our ordinary shares in amounts that we determine on the basis of FMC-AG & Co. KGaA’s prior year unconsolidated earnings as shown in the statutory financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB), subject to authorization by a resolution to be passed at our general meeting of shareholders. Under our Articles of Association, the minimum dividend payable on the Preference shares is €0.04 per share and, if we declare dividends, holders of our preference shares must receive €0.02 per share more than the dividend on an Ordinary share. Under German law, we must, in all cases, pay the annual dividend declared on our preference shares before we pay dividends declared on our ordinary shares.

The General Partner and our Supervisory Board propose dividends and the shareholders approve dividends for payment in respect of a fiscal year at the AGM in the following year. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

Our 2012 Senior Credit Agreement restricts our ability to pay dividends. Item 5.B, “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and the notes to our consolidated financial statements appearing elsewhere in this report discuss this restriction.

The table below provides information regarding the annual dividend per share that we paid on our Preference shares and Ordinary shares. These payments were paid in the years shown for the results of operations in the year preceding the payment.

Per Share Amount	2012	2011	2010

Preference share	€0.71	€0.67	€0.63
Ordinary share	€0.69	€0.65	€0.61

We have announced that the general partner’s Management Board and our Supervisory Board have proposed dividends for 2012 payable in 2013 of €0.77 per preference share and €0.75 per ordinary share. These dividends are subject to approval by our shareholders at our AGM to be held on May 16, 2013.

Except as described herein, holders of ADSs will be entitled to receive dividends on the Ordinary shares and the Preference shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars and distribute the dividends to ADS holders. See Item 10, “Additional Information — Description of American Depositary Receipts — Share Dividends and Other Distributions.” Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid on the Preference shares and dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax below in “Item 10.E. Taxation”.

Governance Matters

ADRs representing our ordinary shares and our preference shares are listed on the New York Stock Exchange (“NYSE”). However, because we are a “foreign private issuer,” as defined in the rules of the Securities and Exchange Commission (“SEC”), we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, and the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 are implemented through the SEC’s proxy rules, including the requirements to provide shareholders with “say-on-pay” and “say-on-when” advisory votes related to the compensation of certain executive officers.  Because foreign private issuers are exempt from the proxy rules, these governance rules are also not applicable to us. However, the compensation system for our Management Board was reviewed by an independent external compensation expert at the beginning of 2012. See Item 6B, “Directors, Senior Management and Employees — Compensation — Compensation of the Management Board.” Instead, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

As a German company FMC-AG & Co. KGaA follows German corporate governance practices. German corporate governance practices generally derive from the provisions of the German Stock Corporation Act (Aktiengesetz, or “AktG”) including capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz, or “MitBestG”) and the German Corporate Governance Code. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. The discussion below provides certain information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a KGaA, management by a general partner, certain provisions of our Articles of Association and the role of the Supervisory Board in monitoring the management of our company by our General Partner. It includes a brief, general summary of the principal differences between German and U.S. corporate governance practices, together with, as appropriate, a comparison to U.S. principles or practices.

(iii)         Directors and Senior Management

General

As a partnership limited by shares, under the German Stock Corporation Act (Aktiengesetz), our corporate bodies are our General Partner, our Supervisory Board and our general meeting of shareholders. Our sole General Partner is Management AG, a wholly-owned subsidiary of Fresenius SE.  Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the Supervisory Board compared to those of the general partner, see Item 16.G, below, “Governance — The Legal Structure of Fresenius Medical Care AG & Co. KGaA.”

Our General Partner has a supervisory board and a management board. These two boards are separate and no individual may simultaneously be a member of both boards. A person may, however, serve on both the supervisory board of our General Partner and on our Supervisory Board.

The General Partner’s Supervisory Board

The supervisory board of Management AG consists of six members who are elected by Fresenius SE (acting through its general partner, Fresenius Management SE) as the sole shareholder of Management AG. Pursuant to pooling agreements for the benefit of the public holders of our ordinary shares and the holders of our preference shares, at least one-third (but no fewer than two) of the members of the General Partner’s supervisory board are required to be independent directors as defined in the pooling agreements, i.e., persons with no substantial business or professional relationship with us, Fresenius SE, the general partner, or any affiliate of any of them.

Unless resolved otherwise by the general meeting of shareholders, the terms of each of the members of the supervisory board of Management AG will expire at the end of the general meeting of shareholders in which the shareholders discharge the supervisory board held during the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. The most recent election of members of the General Partner’s supervisory board took place in July 2011. Members of the General Partner’s supervisory board may be removed only by a resolution of Fresenius SE in its capacity as sole shareholder of the General Partner.  Neither our shareholders nor the separate Supervisory Board of FMC AG & Co. KGaA has any influence on the appointment of the supervisory board of the General Partner.

The General Partner’s supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the general partner’s supervisory board is to appoint and to supervise the General Partner’s management board in its management of the Company, and to approve mid-term planning, dividend payments and matters which are not in the ordinary course of business and are of fundamental importance to us.

The table below provides the names of the members of the supervisory board of Management AG and their ages as of January 1, 2013.

Name		Age as of January 1, 2013
Dr. Ulf M. Schneider, Chairman	(1)	47
Dr. Dieter Schenk, Vice Chairman	(4)	60
Dr. Gerd Krick	(1) (2)	74
Dr. Walter L. Weisman	(1) (2) (3)	77
Mr. Rolf A. Classon	(3) (4)	67
Mr. William P. Johnston	(1) (2) (3) (4)	68

(1) Members of the Human Resources Committee of the supervisory board of Management AG

(2) Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA

(3) Independent director for purposes of our pooling agreement

(4) Member of the Regulatory and Reimbursement Assessment Committee of the supervisory board of Management AG

DR. ULF M. SCHNEIDER has been Chairman of the Supervisory Board of Management AG, the Company’s General Partner, since April 2005. He is also Chairman of the Management Board of Fresenius Management SE, the general partner of Fresenius SE & Co. KGaA, and Chairman or member of the Board of a number of other Fresenius SE group companies. Additionally, he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has also held several senior executive and financial positions since 1989 with Gehe’s majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company. Dr. Schneider is also a member of the Board of Directors of APP Pharmaceuticals, Inc., USA.

DR. DIETER SCHENK has been Vice Chairman of the Supervisory Board of Management AG since 2005 and is also Vice Chairman of the Company’s Supervisory Board and a member of the Supervisory Board of Fresenius Management SE. He is an attorney and tax advisor and has been a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz) since 1986. Additionally, He also serves as the Chairman of the Supervisory Board of Gabor Shoes AG and TOPTICA Photonics AG and as a Vice-Chairman of the Supervisory Board of Greiffenberger AG. Dr. Schenk was Chairman of the Supervisory Board of NSL Consulting AG until September 2008.

DR. GERD KRICK has been a member of the Supervisory Board of Management AG since December 2005 and the Chairman of the Supervisory Board of FMC AG & Co KGaA since February 2006.  He is the Chairman of the Supervisory Board of Fresenius Management SE and of Fresenius SE & Co. KGaA and is also Chairman of the Board of Vamed AG, Austria.  Additionally, Dr. Krick was a former member of the Supervisory Board of Allianz Private Krankenversicherungs-AG, and former member of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie V.a.G.

DR. WALTER L. WEISMAN has been a member of the Supervisory Board of Management AG since December 2005. Additionally, he is the former President and Chief Executive Officer of American Medical International, Inc., and is a member of the Board of Directors of Occidental Petroleum Corporation. He is Senior Trustee of the Board of Trustees for the California Institute of Technology, a Life Trustee of the Board of Trustees of the Los Angeles County Museum of Art, and Chairman of the Board of Trustees of the Sundance Institute.

MR. WILLIAM P. JOHNSTON has been a member of the Supervisory Board of Management AG since August 2006. Mr. Johnston has been a Senior Advisor of The Carlyle Group since June 2006. He is also a member of the Board of Directors of The Hartford Mutual Funds, Inc., HCR-Manor Care, Inc. and LifeCare Holdings, Inc. Mr. Johnston is a member of the Board of Directors of the Georgia O’Keeffe Museum.

MR. ROLF A. CLASSON has been a member of the Supervisory Board of Management AG since July 7, 2011 and a member of the Company’s Supervisory Board since May 12, 2011. Mr. Classon is the Chairman of the Board of Directors for Auxilium Pharmaceuticals, Inc. and Tecan Group Ltd. Additionally, Mr. Classon is a member of the Board of Directors for Hill-Rom holdings, Inc. Mr. Classon was also the Chairman of the Board of Directors of Prometheus Laboratories, Inc. until July 1, 2011, Chairman of the Board of Directors of EKR Therapeutics, Inc. until October 2011, and was a member of the Board of Directors of Enzon Pharmaceuticals, inc. until April 30, 2011.

The General Partner’s Management Board

Each member of the Management Board of Management AG is appointed by the Supervisory Board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of January 1, 2013.

Name	Age as of January 1, 2013	Position	Year term expires
Rice Powell	57	Chief Executive Officer and Chairman of the Management Board	2017
Michael Brosnan	57	Chief Financial Officer	2017
Roberto Fusté	60	Chief Executive Officer for Asia Pacific	2016
Dr. Emanuele Gatti	57	Chief Executive Officer for Europe, Middle East, Africa and Latin America and Chief Strategist for FMC-AG & Co. KGaA	2015
Ronald Kuerbitz	53	Chief Executive Officer, Fresenius Medical Care North America	2015
Dr. Rainer Runte	53	Chief Administrative Officer for Global Law, Compliance, Intellectual Property and Corporate Business Development and Labor Relations Director for Germany	2014
Kent Wanzek	53	Head of Global Manufacturing Operations	2017

RICE POWELL has been with the Company since 1997.  He became Chairman and Chief Executive Officer of the Management Board of Management AG effective January 1, 2013. He is also a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. He was the Chief Executive Officer and director of Fresenius Medical Care North America until December 31, 2012. Mr. Powell has over 30 years of experience in the healthcare industry, which includes various positions with Baxter International Inc., Biogen Inc., and Ergo Sciences Inc.

MICHAEL BROSNAN has been with the Company since 1998.  He is a member of the Management Board and Chief Financial Officer of Management AG. He is member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. He was a member of the Board of Directors and Chief Financial Officer of Fresenius Medical Care North America and Vice President of Finance and Administration for Spectra Renal Management. Prior to joining Fresenius Medical Care, Mr. Brosnan held senior financial positions at Polaroid Corporation and was an audit partner at KPMG.

DR. EMANUELE GATTI has been with the Company since 1989. His present positions include member of the Management Board of Management AG, Chief Executive Officer and Global Chief Strategist for Europe, Latin America, Middle East and Africa. Dr. Gatti also became president of Italienische Handelskammer für Deutschland e.V, a private company, in May, 2012. Additionally, Dr. Gatti has lectured at several biomedical institutions. He continues to be involved in comprehensive research and development activities focusing on dialysis and blood purification, biomedical signal analysis, medical device safety and healthcare economics.

RONALD KUERBITZ has been with the Company since 1997. He became a member of the Management Board of Management AG and Chief Executive Officer of Fresenius Medical Care North America on January 1, 2013. Mr. Kuerbitz is a member of the board of directors for Fresenius Medical Care Holdings, Inc., Chairman of Kidney Care Partners, Inc. and member of the board of directors for Specialty Care Services Group, LLC. Mr. Kuerbitz has 20 years of experience in the health care field, having held positions in law, compliance, business development, government affairs and operations.

ROBERTO FUSTÉ has been with the Company since 1991 and his present positions include member of the Management Board of Management AG and Chief Executive Officer for Asia Pacific. Additionally, he founded the company Nephrocontrol S.A. in 1983. In 1991, Nephrocontrol was acquired by the Fresenius Group, where Mr. Fusté has since worked. Mr. Fusté has also held several senior positions within the Company in Europe and the Asia Pacific region.

DR. RAINER RUNTE has been with the Company since 1991. He is a member of the Management Board of Management AG since December 2005 and is Chief Administrative Officer for Global Law, Compliance, Intellectual Property, and Corporate Business Development and is also Labor Relations Director for Germany. Furthermore, he is a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma Ltd., Switzerland. Previously, he served as scientific assistant to the law department of the Johann Wolfgang Goethe University in Frankfurt and as an attorney in a law firm specialized in economic law.

KENT WANZEK has been with the Company since 2003.  He is a member of the Management Board of Management AG with responsibility for Global Manufacturing Operations and prior to joining the Management Board was in charge of North American Operations for the Renal Therapies Group at Fresenius Medical Care North America since 2004. Additionally, Mr. Wanzek held several senior executive positions with companies in the healthcare industry, including Philips Medical Systems, Perkin-Elmer, Inc. and Baxter Healthcare Corporation.

On December 14, 2012 the Company announced the appointment of Dr. Olaf Schermeier as Chief Officer of Global Research & Development (R&D) and member of the management board. He will start in his new position on March 1, 2013.

DR. BEN J. LIPPS was Chairman and Chief Executive Officer of the Management Board of Management AG from September 2005 until December 31, 2012. He also previously held senior executive positions with subsidiaries of the Company, and was a member of the Management Board of Fresenius Management SE. On January 1, 2013, he became an honorary member of both the supervisory board of Management AG and of the supervisory board of FMC-AG & Co. KGaA. He is also a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland.

The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

The Supervisory Board of FMC-AG & Co. KGaA consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. The most recent Supervisory Board elections occurred in May of 2011.  Fresenius SE, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board of FMC-AG & Co. KGaA, but it nevertheless has and will retain significant influence over the membership of the FMC-AG & Co. KGaA Supervisory Board in the foreseeable future. See Item 16.G, below, “Governance — The Legal Structure of FMC-AG & Co. KGaA.”

The current Supervisory Board of FMC-AG & Co. KGaA consists of six persons, five of whom — Messrs. Schenk, Classon, Johnston, Krick and Weisman— are also members of the supervisory board of our General Partner. For information regarding those members of the Supervisory Board of FMC-AG & Co. KGaA, see “The General

Partner’s Supervisory Board,” above. The sixth member of the Supervisory Board of FMC-AG & Co. KGaA is Prof. Dr. Bernd Fahrholz. Information regarding his age, term of office and business experience is as follows:

PROF. DR. BERND FAHRHOLZ, age 65 was a member of the Supervisory Board of Management AG from April 2005 until August 2006 and was a member of the Supervisory Board of FMC-AG from 1998 until the transformation of legal form to KGaA and has been a member of the Supervisory Board of FMC-AG & Co. KGaA since the transformation. He is Vice Chairman of our Audit and Corporate Governance Committee. Additionally, he was of counsel and a partner in several large law firms. He also is the Chairman of the Supervisory Board of SMARTRAC N.V.

The terms of office of the aforesaid members of the Supervisory Board of FMC-AG & Co. KGaA will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board held during the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. Members of the FMC-AG & Co. KGaA Supervisory Board may be removed only by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting.  Fresenius SE is barred from voting on such resolutions. The Supervisory Board of FMC-AG & Co. KGaA ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

The principal function of the Supervisory Board of FMC-AG & Co. KGaA is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board of FMC-AG & Co. KGaA is not entitled to appoint the general partner or its executive bodies, nor may it subject the general partner’s management measures to its consent or issue rules of procedure for the general partner.  Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General Partner’s Management Board. See Item 16.G, below, “Governance — The Legal Structure of FMC-AG & Co. KGaA.” Among other matters, the Supervisory Board of FMC-AG & Co. KGaA will, together with the general partner, fix the agenda for the annual general meeting and make recommendations with respect to approval of the company’s annual financial statements and dividend proposals. The Supervisory Board of FMC-AG & Co. KGaA will also propose nominees for election as members of its Supervisory Board. The Audit and Corporate Governance Committee also recommends to the Supervisory Board a candidate as the Company’s auditors to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and retains the services of our independent auditors to audit our U.S. GAAP financial statements.

Board Practices

For information relating to the terms of office of the Management Board and the supervisory board of the General Partner, Management AG, and of the Supervisory Board of FMC-AG & Co. KGaA, and the periods in which the members of those bodies have served in office, see Item 6.A, “Directors, Senior Management and Employees — Directors and Senior Management,” above. For information regarding certain compensation payable to certain members of the General Partner’s Management Board after termination of employment, see Item 6.B, “Directors, Senior Management and Employees — Compensation — Commitments to Members of Management for the Event of the Termination of their Employment” above. Determination of the compensation system and of the compensation to be granted to the members of the Management Board is made by the full supervisory board of Management AG. It is assisted in these matters, particularly evaluation and assessment of the compensation of the members of the General Partner’s management board, by the Human Resources Committee of the General Partner’s supervisory board, the members of which are Dr. Ulf M. Schneider (Chairman), Dr. Gerd Krick (Vice Chairman), Mr. William P. Johnston and Dr. Walter L. Weisman. In 2012, the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA consisted of Dr. Walter L. Weisman (Chairman), Prof. Dr. Bernd Fahrholz (Vice Chairman), Dr. Gerd Krick and Mr. William P. Johnston, all of whom are independent directors for purposes of SEC Rule 10A-3. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA’s supervisory board in fulfilling its oversight responsibilities, primarily through:

•                        overseeing management’s conduct of our financial reporting process and the internal accounting and financial control systems and auditing of our financial statements;

•                        monitoring our internal controls risk program;

•                        monitoring our corporate governance performance according to the German corporate governance codex;

•                        monitoring the independence and performance of our outside auditors;

•                        providing an avenue of communication among the outside auditors, management and the Supervisory Board;

•                        reviewing the report of our General Partner on relations with related parties and for reporting to the overall Supervisory Board thereon;

•                        reviewing the report of our General Partner on relations with related parties and for reporting to the overall supervisory board thereon;

•                        recommending to the Supervisory Board a candidate as independent auditors to audit our German statutory financial statements (to be proposed by the Supervisory Board for approval by our shareholders at our Annual General Meeting) and approval of their fees;

•                        retaining the services of our independent auditors to audit our U.S. GAAP financial statements and approval of their fees; and

•                        pre-approval of all audit and non-audit services performed by KPMG, our independent auditors.

In connection with the settlement of the shareholder proceedings contesting the resolutions of the Extraordinary General Meeting (“EGM”) held August 30, 2005 that approved the transformation, the conversion of our preference shares into ordinary shares and related matters, we established a joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of the supervisory boards of Management AG and FMC-AG & Co. KGaA consisting of two members designated by each supervisory board to advise and decide on certain extraordinary management measures, including:

•                        transactions between us and Fresenius SE with a value in excess of 0.25% of our consolidated revenue, and

•                        acquisitions and sales of significant participations and parts of our business, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is “significant” for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

Furthermore, a nomination committee prepares candidate proposals for the supervisory board and suggests suitable candidates to supervisory board and for its nomination prospects to the General Meeting. In 2012, the nomination committee consisted of Dr. Gerd Krick (Chairman), Dr. Walter L. Weisman, Dr. Dieter Schenk.

The supervisory board of our General Partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee (the “RRAC”) whose members in 2011 were Mr. William P. Johnston (Chairman), Mr. Rolf A. Classon (Vice-Chairman) and Dr. Dieter Schenk. The primary function of the RRAC is to assist and to represent the board in fulfilling its responsibilities, primarily through assessing the Company’s affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the HHS and CMS for dialysis services. Similar regulatory agencies exist country by country in the International regions to address the conditions for payment of dialysis treatments. Furthermore, the supervisory board of Management AG has its own nomination committee, which consisted of Dr. Ulf. M. Schneider (Chairman), Dr. Gerd Krick and Dr. Walter L. Weisman in 2012.

(iv)          Compensation of the Management Board and the Supervisory Board

Report of the Management Board of Management AG, our General Partner

The compensation report of Fresenius Medical Care AG & Co. KGaA summarizes the main elements of the compensation system for the members of the Management Board of Fresenius Medical Care Management AG as general partner of Fresenius Medical AG & Co. KGaA and in this regard notably explains the amounts and structure of the compensation paid to the Management Board. Furthermore, the principles and the amount of the remuneration of the Supervisory Board are described. The compensation report is part of the management report of the annual financial statements and the annual consolidated group financial statements of Fresenius Medical Care AG & Co. KGaA as of December 31, 2012. The compensation report is prepared on the basis of the recommendations of the German Corporate Governance Code and also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB).

Compensation of the Management Board

The entire Supervisory Board of Fresenius Medical Care Management AG is responsible for determining the compensation of the Management Board. The Supervisory Board is assisted in this task by a personnel committee, the Human Resources Committee. In the year under review, the Human Resources Committee was composed of Dr. Ulf M. Schneider (Chairman), Dr. Gerd Krick (Vice Chairman), William P. Johnston and Dr. Walter L. Weisman. See Item 16G, “Corporate Governance.”

The current Management Board compensation system was last approved by resolution of the General Meeting of Fresenius Medical Care AG & Co. KGaA on May 12, 2011, with a majority of 99.71% of the votes cast. Furthermore, this Management Board compensation system was reviewed by an independent external compensation expert at the beginning of the year under review.

The objective of the compensation system is to enable the members of the Management Board to participate reasonably in the sustainable development of the Company’s business and to reward them based on their duties and performance as well as their success in managing the Company’s economic and financial position giving due regard to the peer environment.

The compensation of the Management Board is, as a whole, performance-based and was composed of three elements in fiscal year 2012:

•              non-performance-based compensation (base salary)

•              performance-based compensation (variable bonus)

•              components with long-term incentive effects (stock options, share-based compensation with cash settlement).

The individual components are designed on the basis of the following criteria:

In fiscal year 2012, the non-performance-based compensation was paid in monthly installments, or for several US resident members of the Management Board in bi-weekly installments as base salary. Moreover, the members of the Management Board received additional benefits consisting mainly of payment for insurance premiums, the private use of company cars, special payments such as foreign supplements, rent supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges and additional contributions to pension and health insurance.

Performance-based compensation will also be awarded for the fiscal year 2012 as a short-term cash component (annual bonus) and a longer-term share-based compensation component (stock options, share-based compensation with cash settlement). The amount of the performance-based compensation component in each case depends on the achievement of individual and common targets:

The targets used to determine bonus awards for the members of the Management Board are measured by growth of consolidated after-tax earnings (EAT growth), the development of free cash flow (cash flow before acquisitions) and operating profit margin. All values are derived from the comparison of target amounts and actual results. Furthermore, targets are divided into Group level (consolidated) targets and those to be achieved in individual regions. Lastly, the various target parameters are weighted differently by their relative share in the aggregate amount of variable compensation depending on the respective (regional) areas of responsibility assumed by the members of the Management Board.

Variable compensation was based upon EAT growth of at least 6% in the year under review, with the maximum bonus payable upon achievement of EAT growth of 15% (cap). Furthermore, the members of the Management Board assuming Group functions and the members of the Management Board with regional responsibilities were also evaluated by reference to the development of free cash flow within the Group or in the relevant regions, respectively, during the period under review, with the targets being within a range of rates between 3% and 6% of the respective free cash flow related to the turnover. For Board members with regional responsibilities, variable compensation was also based on growth of regional operating margins within the year under review, with targets ranging between 13% and 18.5%.

As a rule, for members of the Management Board with Group functions (these are Dr. Ben Lipps (until December 31, 2012), Mr. Michael Brosnan and Dr. Rainer Runte) EAT growth accounts for 80% of variable compensation and is thus weighted higher than for Board members having responsibility for regional earnings (these are Mr. Roberto Fusté, Dr. Emanuele Gatti and Mr. Rice Powell) or in the Global Manufacturing Operations division (Mr. Kent Wanzek), where EAT growth accounts for 60%. Twenty percent of variable compensation for all members of the Management Board is based upon achievement of the target for free cash flow; likewise, 20% of variable compensation is based upon achievement of target operating profit margins in the regions.

In the year under review, the bonus components to be paid via cash payment in principle consisted of a short-term annual cash bonus and (subject to the separate phantom stock component in accordance with the terms of the Company’s Phantom Stock Plan 2011 which will be described hereinafter) a further share-based compensation component (long-term), to be paid by way of cash settlement based on the performance of the stock exchange price of the ordinary shares of Fresenius Medical Care AG & Co. KGaA. If the annual targets are achieved, the cash is paid after the end of the respective fiscal year in which the target is achieved. The share-based portion of the variable bonus to be granted yearly in case of achievement of the yearly targets is subject to a three- or four-year vesting period, although a shorter period may apply in special cases (e.g. professional incapacity, entry into retirement, non-renewal by the company of expired service agreements). The amount of the cash payment of this share-based compensation is based on the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise after the three- or four-year vesting period. Therefore, the share-based portion of the variable bonus is included in long-term incentive compensation. The annual targets of the aforementioned and respectively applicable key data are valued at a maximum of 120% and subject to a fixed multiplier, thereby limiting the variable compensation.

In determining the variable compensation, the long-term compensation components (including the stock option and phantom stock components described below) are granted in amounts which constitute at least 50% of the total variable components. Should this turn out not to be the case mathematically, the Management Board members’ contracts provide that the portion of variable compensation payable as short-term annual bonus shall be reduced and the portion payable as long-term share-based cash components be correspondingly increased, in order to meet this requirement. Total performance-based compensation payable for each of the members of the Management Board is also capped. The share-based compensation components also contain a limitation for cases of extraordinary developments. The Supervisory Board may also grant a discretionary bonus for extraordinary performance.

In addition, a special bonus component applied in some cases for fiscal years 2006, 2007 and 2008 which was linked to the achievement of targets measured only over this three-year period but whose payment was also subject, in part, to a vesting period of several years through 2012. This bonus component also included special components linked to the achievement of extraordinary financial targets related to special integration measures (e.g. in connection with the acquisition of Renal Care Group in the U.S.) and thus required the achievement of an extraordinary increase in earnings. The present report also reflects those payments based on this earlier bonus component but exercised and paid only in the year under review (see table “Expenses for Long-term Incentive Components”).

For fiscal years 2012 and 2011 the amount of cash compensation payments to members of the General Partner’s Management Board without long-term incentive components consisted of the following:

	Amount of Cash Payments
	Non-Performance Related Compensation				Performance Related Compensation		Cash Compensation (without long-term Incentive Components)
	Salary		Other(1)		Bonus
	2012	2011	2012	2011	2012	2011	2012	2011
	in thousands		in thousands		in thousands		in thousands
Dr. Ben Lipps	$1,250	$1,200	$387	$254	$1,847	$1,500	$3,484	$2,954
Michael Brosnan	675	650	317	255	998	813	1,990	1,718
Roberto Fusté	707	696	322	262	889	768	1,918	1,726
Dr. Emanuele Gatti	899	940	148	169	1,204	1,022	2,251	2,131
Rice Powell	990	950	40	37	1,587	1,361	2,617	2,348
Dr. Rainer Runte	565	592	53	59	835	740	1,453	1,391
Kent Wanzek	520	500	37	24	834	716	1,391	1,240
Total	$5,606	$5,528	$1,304	$1,060	$8,194	$6,920	$15,104	$13,508

(1) Includes insurance premiums, private use of company cars, rent supplements, contributions to pension and health insurance and other benefits.

In addition to the aforementioned payment of a portion of the variable bonus payable to members of the Management Board in the form of a share-based compensation component with cash settlement, stock options under the Company’s Stock Option Plan 2011 and phantom stock awards under the Phantom Stock Plan 2011 were granted as additional components with long-term incentive effects in fiscal year 2012. The Stock Option Plan 2011, together with the Phantom Stock Plan 2011, forms the Long Term Incentive Plan 2011 (LTIP 2011).

Members of the management boards of affiliated companies, managerial staff members of the Company and of certain affiliated companies, and the members of the Management Board of the General Partner are entitled to participate in LTIP 2011. Under LTIP 2011 a combination of stock options and phantom stock awards are granted to the participants. Stock options and phantom stock awards will be granted on specified grant days during a period of five years. The number of stock options and phantom stock awards to be granted to the members of the General Partner’s Management Board is determined by the General Partner’s Supervisory Board in its discretion. In principle all members of the Management Board are entitled to receive the same quantity, with the exception of the Chairman of the Management Board, who is entitled to receive double the number of stock options and phantom stock awards granted to the Management Board members, and the Vice Chairman of the Management Board who is entitled to receive one and a half times such number. At the time of the grant participants can choose a ratio based on the value of the stock options vs. the value of phantom stock awards in a range between 75:25 and 50:50. The exercise of stock options and phantom stock awards is subject to several conditions, including the expiration of a four year waiting period, the consideration of black-out periods, the achievement of a defined success target and the existence of a service or employment relationship. Stock options may be exercised within four years and phantom stock awards within one year after the expiration of the waiting period. For Management Board members who are US tax payers specific conditions apply with respect to the exercise period of phantom stock awards. The success target is achieved in each case if, after the grant to participants, either the adjusted basic income per ordinary share increases by at least eight per cent per annum in comparison to the previous year in each case or - if this is not the case - the compounded annual growth rate of the adjusted basic income per ordinary share during the four years of the waiting period reflects an increase of at least eight per cent per annum. If with regard to any year or more than one of the four years within the waiting period neither the adjusted basic income per ordinary share increases by at least eight per cent per annum in comparison to the previous year nor the compounded annual growth rate of the adjusted basic income per ordinary share during the four years of the waiting period reflects an increase of at least eight per cent per annum, the stock options and phantom stock awards subject to such waiting period are cancelled in the proportion of 25% for each year in which the target is not achieved within the waiting period, up to 100%. For the purposes of this compensation report phantom stock awards are included in the share-based compensation component with cash settlement and therefore in the long-term incentive components and disclosed accordingly hereunder.

Additional information regarding the terms of Stock Option Plan 2011 and of the two other employee participation programs in place at January 1, 2012 and secured by conditional capital, which entitled their participants to convertible bonds or stock options (from which, however, in fiscal year 2012 no further options could be issued), are described in more detail in  Note 15, “Stock Options,” in the Notes to Consolidated Financial Statements included in this report, in Item 6.E below, “Directors, Senior Management and Employees - Share Ownership - Options to Purchase Our Securities” and in Item 10.B below, “Additional Information - Articles of Association - General Information Regarding Our Share Capital - Conditional Capital.”

Under Stock Option Plan 2011 in the year under review 2,166,035 stock options were granted in total (in 2011: 1,947,231), with 310,005 stock options (in 2011: 307,515) granted to the Management Board members. Moreover, in fiscal year 2012 178,729 (in 2011: 215,638) phantom stock awards were granted under the Phantom Stock Plan 2011, 23,407 awards (in 2011: 29,313) granted to Management Board members.

For fiscal years 2012 and 2011 the number and value of stock options issued to members of the Management Board and the value of other share-based compensation with cash settlement paid to them is shown individually in the following table.

	Components with Long-term Incentive Effect
	Stock Options				Share-based Compensation with Cash Settlement(1)		Total
	2012	2011	2012	2011	2012	2011	2012	2011
	Number		in thousands		in thousands		in thousands
Dr. Ben Lipps	74,700	74,700	$1,160	$1,444	$969	$967	$2,129	$2,411
Michael Brosnan	37,350	37,350	580	722	509	504	1,089	1,226
Roberto Fusté	37,350	37,350	580	722	473	489	1,053	1,211
Dr. Emanuele Gatti	29,880	29,880	464	578	703	715	1,167	1,293
Rice Powell	56,025	56,025	870	1,083	794	804	1,664	1,887
Dr. Rainer Runte	37,350	34,860	580	674	455	527	1,035	1,201
Kent Wanzek	37,350	37,350	580	722	455	472	1,035	1,194
Total	310,005	307,515	$4,814	$5,945	$4,358	$4,478	$9,172	$10,423

(1) This includes Phantom Stocks granted to Board Members during the fiscal year. The share-based compensation amounts are based on the grant date fair value.

The stated values of the stock options granted to the members of the Management Board in fiscal year 2012 correspond to their fair value at the time of grant, namely a value of $15.53 (€12.68) (2011: $19.33/€13.44) per stock option. The exercise price for the stock options granted in 2012 is $70.17 (€57.30) (2011: $75.47/€52.48).

At the end of fiscal year 2012, the members of the Management Board held a total of 2,201,205 stock options and convertible bonds, which are collectively referred to as stock options (2011: 2,354,875 stock options).

The development and status of stock options of the members of the Management Board in fiscal year 2012 are shown in more detail in the following table:

	Development and status of the stock options
	Dr. Ben		Michael	Roberto	Dr. Emanuele	Rice	Dr. Rainer	Kent
	Lipps		Brosnan	Fusté	Gatti	Powell	Runte	Wanzek	Total
Options outstanding at January 1, 2012 Number	572,700		306,948	377,336	375,287	280,125	319,329	123,150	2,354,875
Weighted average exercise price in $	49.08		44.28	42.36	41.43	52.64	46.16	56.78	46.59

Options granted during the fiscal year Number	74,700		37,350	37,350	29,880	56,025	37,350	37,350	310,005
Weighted average exercise price in $	70.17		70.17	70.17	70.17	70.17	70.17	70.17	70.17

Options exercised during the fiscal year Number	298,800		3,420	55,517	70,469	—	35,469	—	463,675
Weighted average exercise price in $	43.93		17	18	23.64	—	24	—	35.99
Weighted average share price in $	70.75		71	69	68.57	—	70	—	70.11

Options outstanding at December 31, 2011 Number	348,600	(1)	340,878	359,169	334,698	336,150	321,210	160,500	2,201,205
Weighted average exercise price in $	59.18		47.99	49.63	48.22	56.47	52.01	61.16	52.91
Weighted average remaining contractual life in years	5.4		3.5	3.4	3.3	4.5	3.6	5.4	4.1
Range of exercise price in $	40.23 - 70.17		15.07 - 70.17	15.07 - 70.17	15.07 - 70.17	42.18 - 70.17	19.09 - 70.17	42.18 - 70.17	15.07 - 70.17

Options exercisable at December 31, 2012 Number	99,600	(1)	216,378	234,669	225,138	149,400	199,200	36,000	1,160,385
Weighted average exercise price in $	42.18		37.64	40.96	40.01	44.58	43.49	44.50	41.27

(1) Due to the leaving on age grounds of Dr. Lipps as of December 31, 2012, his stock options remain unaffected by the ending of his service agreement according to the plan terms.

Based on the targets achieved in fiscal year 2012, performance-based bonuses payable in the form of share-based compensation with cash settlement totalling $2,751 million (2011: $2,306 million) were earned by members of the Management Board. On the basis of that value of the share-based compensation, determination of the specific number of shares will not be made by the Supervisory Board until March 2013, based on the then current price of the ordinary shares of Fresenius Medical Care AG & Co. KGaA. This number will then serve as a multiplier for the share price and as a base for calculation of the payment after the three-year vesting period.

Phantom stock awards with a total value of $1,607 million (in 2011: $2,172 million) were granted to the Management Board members under the Company’s Phantom Stock Plan 2011 in July 2012 as further share-based compensation component with cash settlement.

The amount of the total compensation of the General Partner’s Management Board for fiscal years 2012 and 2011 is shown in the following table:

	Total Compensation
	Cash Compensation (without long-term Incentive components)		Components with long-term Incentive Effect		Total Compensation (including long-term Incentive Components)
	2012	2011	2012	2011	2012	2011
	in thousands		in thousands		in thousands
Dr. Ben Lipps	$3,484	$2,954	$2,129	$2,411	$5,613	$5,365
Michael Brosnan	1,990	1,718	1,089	1,226	3,079	2,944
Roberto Fusté	1,918	1,726	1,053	1,211	2,971	2,937
Dr. Emanuele Gatti	2,251	2,131	1,167	1,293	3,418	3,424
Rice Powell	2,617	2,348	1,664	1,887	4,281	4,235
Dr. Rainer Runte	1,453	1,391	1,035	1,201	2,488	2,592
Kent Wanzek	1,391	1,240	1,035	1,194	2,426	2,434
Total	$15,104	$13,508	$9,172	$10,423	$24,276	$23,931

Long-term incentive compensation components, i.e. stock options and share-based compensation components with cash settlement, can be exercised only after the expiration of the specified vesting period. Their value is recognized over the vesting period as expense in the respective fiscal year of the vesting period. Compensation expenses for long-term incentive compensation attributable to fiscal years 2012 and 2011 are shown in the following table:

	Expenses for Long-term Incentive Components
	Stock Options		Share-based Compensation with Cash Settlement		Share-based Compensation
	2012	2011	2012	2011	2012	2011
	in thousands		in thousands		in thousands
Dr. Ben Lipps	$2,745	$1,529	$2,160	$1,085	$4,905	$2,614
Michael Brosnan	397	259	239	133	636	392
Roberto Fusté	492	568	284	175	776	743
Dr. Emanuele Gatti	447	553	602	564	1,049	1,117
Rice Powell	690	698	564	611	1,254	1,309
Dr. Rainer Runte	481	563	242	416	723	979
Kent Wanzek	397	259	211	111	608	370
Total	$5,649	$4,429	$4,302	$3,095	$9,951	$7,524

The amount of the base salary and the amount of the total compensation of the members of the Management Board in accordance with the requirements of the compensation system have been and will be measured taking into account relevant reference values of other DAX-listed companies and of similar companies with comparable size and performance in the relevant industry sector.

Commitments to Members of the Management Board for the Event of the Termination of their Appointment

There are individual contractual pension commitments for the Management Board members Roberto Fusté, Dr. Emanuele Gatti and Dr. Rainer Runte. In fiscal year 2012 further individual pension commitments have been made for the Management Board members Michael Brosnan, Rice Powell and Kent Wanzek. Under all of these commitments, Fresenius Medical Care as of December 31, 2012 has aggregate pension obligations of $19.494 million (as of December 31, 2011: $8.768 million).

Each of the pension commitments provides for a pension and survivor benefit as of the time of conclusively ending active work, at age 65 at the earliest (at age 60 at the earliest with respect to Dr. Emanuele Gatti) or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), calculated by reference to the amount of the recipient’s most recent base salary.

The retirement pension will pay 30% of the last base salary and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current pensions increase according to legal requirements (Sec. 16 of the German Law to improve company pension plans, “BetrAVG”). Thirty percent of the gross amount of any post-retirement income from an activity of the Management Board member is offset against the pension obligation. Any amounts to which the Management Board members or their surviving dependents, respectively, are entitled from other company pension rights of the Management Board member, even from service agreements with other companies are to be set off. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the resulting pension claim at that time. Furthermore, the deceased Management Board member’s own legitimate children (leibliche eheliche Kinder) receive an orphan’s pension amounting to 20% of the resulting pension claim at that time, until the completion of their education or they reach 25 years of age, at the latest. All orphans’ pensions and the spousal pension together reach a maximum of 90% of the Management Board member’s pension, however. If a Management Board member leaves the Management Board of Fresenius Medical Care Management AG before he reaches 65 (or in the case of Dr. Gatti 60), except in the event of a disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), the rights to the aforementioned benefits remain, although the pension to be paid is reduced in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching 65 (or in the case of Dr. Gatti 60) years of age.

With Dr. Ben Lipps, the Chairman of the Management Board until December 31, 2012, there is an individual agreement instead of a pension provision, to the effect that, upon termination of his employment contract/service agreement with Fresenius Medical Care Management AG, he will be retained to render consulting services to the Company for a period of 10 years. Accordingly Fresenius Medical Care Management AG and Dr. Ben Lipps entered into a consulting agreement for the period January 1, 2013 to December 31, 2022. By this consulting agreement Dr. Ben Lipps will provide consulting services on certain fields and within a specified time frame as well as considering a non-compete covenant. The annual consideration for the fiscal year 2013 for such services would amount to approximately 45% of the non-performance-linked compensation components paid to him in fiscal year 2012 (including reimbursement of expenses, temporary reimbursement of expenses for property leases, company car provided temporarily as well as pension payments for the surviving spouse in case of death). Based on calculation at this time the annual value for such services for the fiscal years starting from 2014 will be reduced down to approximately 40% of the non-performance-linked compensation components paid to him in fiscal year 2012. The present value of this agreement amounted to $5,261 million as of December 31, 2012.

Management Board members Rice Powell, Michael Brosnan and Kent Wanzek participated in the U.S.-based 401(k) savings plan in the year under review. This plan generally allows employees in the U.S. to invest a portion of their gross salaries in retirement pension programs. The Company supports this investment, for full-time employees with at least one year of service, with a contribution of 50% of the investment made, up to a limit of 6% of income - whereupon the allowance paid by the Company is limited to 3% of the income - or a maximum of $17,000 ($22,500 for employees 50 years of age or older). The aforementioned Management Board members were each contractually enabled to participate in this plan; in the past fiscal year the Company paid out $9.24 million (in the previous year: $9.31 million) respectively in this regard.

Furthermore, Dr. Ben Lipps and the Management Board members Rice Powell and Michael Brosnan have acquired non-forfeitable benefits from participation in an employee pension plan of Fresenius Medical Care North America, which provide payment of pensions as of the age of 65 and the payment of reduced benefits as of the age of 55. In March 2002, the rights to receive benefits from the pension plans were frozen at the level then applicable.

Additions to pension obligations in fiscal year 2012 amounted to $10.893 million (2011: $1.033 million). The pension commitments are shown in the following table:

	Development and status of pension commitments
	As of January 1, 2012	increase	As of December 31, 2012
	in thousands
Dr. Ben Lipps	$839	$120	$959
Michael Brosnan	89	1,653	1,742
Roberto Fusté	2,759	1,219	3,978
Dr. Emanuele Gatti	4,878	1,719	6,597
Rice Powell	170	4,878	5,048
Dr. Rainer Runte	1,131	541	1,672
Kent Wanzek	—	763	763
Total	$9,866	$10,893	$20,759

A post-employment non-competition covenant was agreed upon with all Management Board members. If such covenant becomes applicable, the Management Board members receive compensation amounting to half their annual base salaries for each year of respective application of the non-competition covenant, up to a maximum of two years. The employment contracts of the Management Board members contain no express provisions that are triggered by a change of control of the Company.

All members of the Management Board have received individual contractual commitments for the continuation of their compensation in cases of sickness for a maximum of 12 months, although after six months of sick leave, insurance benefits may be set off against such payments. If a Management Board member dies, the surviving dependent will be paid three more monthly installments after the month of death, not to exceed, however, the amount due between the time of death and the scheduled expiration of the agreement.

Miscellaneous

In fiscal year 2012, no loans or advance payments of future compensation components were made to members of the Management Board of Fresenius Medical Care Management AG.

The payments to Dr. Ben Lipps and the Management Board members Michael Brosnan and Kent Wanzek were paid in part in the U.S. (USD) and in part in Germany (EUR). For the part paid in Germany, the Company has agreed that due to varying tax rates in both countries, such Management Board members will be compensated for the increased tax burden arising from German tax rates (net compensation) in comparison to US tax rates. Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed at US tax rates only. Therefore the gross amounts may be retroactively changed. Since the actual tax burden can only be calculated in connection with preparation of the Board members’ tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports.

To the extent permitted by law, Fresenius Medical Care Management AG undertook to indemnify the members of the Management Board from claims against them arising out of their work for the Company and its affiliates, if such claims exceed their liability under German law. To secure such obligations, the Company has obtained directors & officers liability insurance carrying a deductable which complies with the requirements of the German Stock Corporation Act. The indemnity applies for the time in which each member of the Management Board is in office and for claims in this connection after termination of membership on the Management Board in each case.

Former members of the Management Board did not receive any compensation in fiscal year 2012 other than that mentioned above under “Commitments to Members of the Management Board for the Event of the Termination of their Appointment”. As of December 31, 2012 pension obligations to former Board members exist in an amount of $852,000 (2011: $646,000).

Compensation of the Supervisory Board of Fresenius Medical Care & Co. KGaA and Supervisory Board of Management AG

The compensation of the FMC-AG & Co. KGaA Supervisory Board is set out in clause 13 of the Articles of Association.

In accordance with this provision, the members of the Supervisory Board are to be reimbursed for the expenses incurred in the exercise of their offices, which also include the applicable VAT.

As compensation, each Supervisory Board member receives in the first instance a fixed salary of $80,000 per respective complete fiscal year, payable in four equal instalments at the end of a calendar quarter. Should the General Meeting resolve on a higher compensation, with a majority of three-fourths of the votes cast and taking the annual results into account, such compensation shall apply.

The chairman of the Supervisory Board receives additional compensation of $80,000 and his deputy additional compensation of $40,000 per respective complete fiscal year. In addition, each member of the Supervisory Board shall also receive as a variable performance-related compensation component an additional remuneration which is based upon the respective average growth of earnings per share of the Company (EPS) during the period of the last three fiscal years prior to the payment date (3-year average EPS growth). The amount of the variable remuneration component is $60,000 in case of achieving a 3-year average EPS growth corridor from 8.00 to 8.99%, $70,000 in the corridor from 9.00 to 9.99% and $80,000 in case of a growth of 10.00% or more. If the aforementioned targets are reached, the respective variable remuneration amounts are earned to their full extent, i.e. within these margins there is no pro rata remuneration. In any case, this variable component is limited to a maximum of $80,000 per annum. Reciprocally, the members of the supervisory board are only entitled to the variable remuneration component if the 3 year average EPS growth of at least 8.00% is reached. The variable remuneration component, based on the target achievement, is in principle disbursed on a yearly basis, namely following approval of the Company’s annual financial statements, this for the fiscal year 2012 based on the 3-year average EPS growth for the fiscal years 2010, 2011 and 2012.

As a member of a committee, a Supervisory Board member of FMC-AG & Co. KGaA additionally annually receives $40,000, or, as chairman or vice chairman of a committee, $60,000 or $50,000, respectively payable in identical instalments at the end of a calendar quarter. For memberships in the Nomination Committee and in the Joint Committee as well as in the capacity of their respective chairmen and deputy chairmen, no separate remuneration shall be granted.

Should a member of the FMC-AG & Co. KGaA Supervisory Board be a member of the Supervisory Board of the General Partner Fresenius Medical Care Management AG at the same time, and receive compensation for his work on the Supervisory Board of Fresenius Medical Care Management AG, the compensation for the work as a FMC-AG & Co. KGaA Supervisory Board member shall be reduced by half. The same applies to the additional compensation for the chairman of the FMC-AG & Co. KGaA Supervisory Board and his deputy, to the extent that they are at the same time chairman and deputy, respectively, of the Supervisory Board of Fresenius Medical Care Management AG. If the deputy chairman of the FMC-AG & Co. KGaA Supervisory Board is at the same time chairman of the Supervisory Board at Fresenius Medical Care Management AG, he shall receive no additional compensation for his work as deputy chairman of the FMC-AG & Co. KGaA Supervisory Board to this extent.

The compensation for the Supervisory Board of Fresenius Medical Care Management AG and the compensation for its committees were charged to FMC-AG & Co. KGaA in accordance with section 7 paragraph 3 of the Articles of Association of FMC-AG & Co. KGaA.

The total compensation of the Supervisory Board of FMC-AG & Co. KGaA including the amount charged by Fresenius Medical Care Management AG to FMC-AG & Co. KGaA, is listed in the following tables, with the table immediately positioned hereinafter displaying the fixed compensation, whilst the subsequent table sets out the performance related compensation:

	Fixed compensation for Supervisory Board at FMC Management AG		Fixed compensation for Supervisory Board at FMC-AG & Co. KGaA		Compensation for committee services at FMC Management AG		Compensation for committee services at FMC-AG & Co. KGaA		Non-Performance Related Compensation
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	in thousand		in thousand		in thousand		in thousand		in thousand
Dr. Gerd Krick	$40	$40	$120	$120	$60	$60	$40	$40	$260	$260
Dr. Dieter Schenk	60	60	60	60	50	50	—	—	170	170
Dr. Ulf M. Schneider(2)	160	160	—	—	70	70	—	—	230	230
Dr. Walter L. Weisman	40	40	40	40	50	50	60	60	190	190
John Gerhard Kringel(3)	—	20	—	15	—	30	—	—	—	65
William P. Johnston	40	40	40	40	120	120	40	40	240	240
Prof. Dr. Bernd Fahrholz(4)	—	—	80	80	—	—	50	45	130	125
Rolf A. Classon(5)	40	20	40	31	60	30	—	—	140	81
Total	$380	$380	$380	$386	$410	$410	$190	$185	$1,360	$1,361

(1) Shown without VAT and withholding tax

(2) Chairman of the supervisory board of FMC Management AG, but not member of the supervisory board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG

(3) Member of the supervisory board of FMC-AG & Co. KGaA until May 12, 2011,  Member of the supervisory board and Member of committee of FMC Management AG until July 7, 2011

(4) Member of the supervisory board of FMC-AG & Co. KGaA, but not member of the supervisory board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA

(5) Member of the supervisory board of FMC-AG & Co. KGaA as of May 12, 2011, Member of the supervisory board of FMC Management AG as of July 7, 2011

	Performance Related Compensation in FMC Management AG		Performance Related Compensation in FMC-AG & KGaA		Performance Related Compensation		Total compensation
	2012	2011	2012	2011	2012	2011	2012	2011
	in thousand		in thousand		in thousand		in thousands
Dr. Gerd Krick	$35	$30	$35	$30	$70	$60	$330	$320
Dr. Dieter Schenk	35	30	35	30	70	60	240	230
Dr. Ulf M. Schneider(1)	70	60	—	—	70	60	300	290
Dr. Walter L. Weisman	35	30	35	30	70	60	260	250
John Gerhard Kringel(2),(3)	—	20	—	11	—	31	—	96
William P. Johnston	35	30	35	30	70	60	310	300
Prof. Dr. Bernd Fahrholz(4)	—	—	70	60	70	60	200	185
Rolf A. Classon(5),(6)	35	15	35	24	70	39	210	120
Total	$245	$215	$245	$215	$490	$430	$1,850	$1,791

(1) Chairman of the supervisory board of FMC Management AG, but not member of the supervisory board of FMC-AG & Co. KGaA

(2) Member of the supervisory board of FMC-AG & Co. KGaA until May 12, 2011 and of FMC Management AG until July 7, 2011

(3) Amount for the year 2011 reflects the factual payment made in the reporting year, including a surplus payment (compared to the last annual report), which results from the non simultaneous retirement from both supervisory boards

(4) Member of the supervisory board of FMC-AG & Co. KGaA, but not member of the supervisory board of FMC Management AG

(5) Member of the supervisory board of FMC-AG & Co. KGaA as of May 12, 2011 and of FMC Management AG as of July 7, 2011

(6) Amount for the year 2011 reflects the factual payment made in the reporting year, including a surplus payment (compared to the last annual report), which results from the non simultaneous appointment to both supervisory boards

(v)           Options to Purchase our Securities

Stock Option and Other Share Based Plans

Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011

On May 12, 2011, the FMC-AG & Co. KGaA Stock Option Plan 2011 (“2011 SOP”) was established by resolution of the AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s management and supervisory boards, forms the Company’s Long Term Incentive Program 2011 (“2011 LTIP”). Under the 2011 LTIP, participants will be granted awards, which will consist of a combination of stock options and phantom stock. Awards under the 2011 LTIP will be granted over a five-year period and can be granted on the last Monday in July and/or the first Monday in December each year. Prior to the respective grant, the participants will be able to choose how much of the granted value is granted in the form of stock options and phantom stock in a predefined range of 75:25 to 50:50, stock options v. phantom stock. The amount of phantom stock that plan participants may choose to receive instead of stock options within the aforementioned predefined range is determined on the basis of a fair value assessment pursuant to a binomial model. With respect to grants made in July, this fair value assessment will be conducted on the day following the AGM and with respect to the grants made in December, on the first Monday in October.

Members of the Management Board of the General Partner, members of the management boards of the Company’s affiliated companies and the managerial staff members of the Company and of certain affiliated companies are entitled to participate in the 2011 LTIP. With respect to participants who are members of the General Partner’s Management Board, the General Partner’s supervisory board has sole authority to grant awards and exercise other decision making powers under the 2011 LTIP (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the 2011 LTIP.

The awards under the 2011 LTIP are subject to a four-year vesting period. The vesting of the awards granted is subject to achievement of performance targets measured over a four-year period beginning with the first day of the year of the grant. For each such year, the performance target is achieved if the Company’s adjusted basic income per ordinary share (“Adjusted EPS”), as calculated in accordance with the 2011 LTIP, increases by at least 8% year over year during the vesting period or, if this is not the case, the compounded annual growth rate of the Adjusted EPS reflects an increase of at least 8% per year of the Adjusted EPS during the four-year vesting period. At the end of the vesting period, one-fourth of the awards granted is forfeited for each year in which the performance target is not achieved. All awards are considered vested if the compounded annual growth rate of the Adjusted EPS reflects an increase of at least 8% per year during the four-year vesting period. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the four-year vesting period.

The 2011 LTIP was established with a conditional capital increase up to €12,000,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share. Of these twelve million shares, up to two million stock options are designated for members of the Management Board of the General Partner, up to two and a half million stock options are designated for members of management boards of direct or indirect subsidiaries of the Company and up to seven and a half million stock options are designated for managerial staff members of the Company and such subsidiaries. The Company may issue new shares to fulfill the stock option obligations or the Company may issue shares that it has acquired or which the Company itself has in its own possession.

The exercise price of stock options granted under the 2011 LTIP shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company’s ordinary shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the 2011 LTIP have an eight-year term and can be exercised only after a four-year vesting period. Stock options granted under the 2011 LTIP to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the 2011 LTIP are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or disposed of otherwise.

Phantom stock under the 2011 LTIP entitles the holders to receive payment in Euro from the Company upon exercise of the phantom stock. The payment per phantom share in lieu of the issuance of such stock shall be based upon the stock exchange price on the Frankfurt Stock Exchange of one of the Company’s Ordinary shares on the exercise date. Phantom stock will have a five-year term and can be exercised only after a four-year vesting period, beginning with the grant date. For participants who are U.S. tax payers, the phantom stock is deemed to be exercised in any event in the March following the end of the vesting period.

Incentive plan

In 2012, Management Board members were eligible for performance — related compensation that depended upon achievement of targets. The targets are measured by reference to operating profit margin, growth of group-wide after-tax earnings (EAT growth) as well as the development of free cash flow (cash flow before acquisitions), and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions.

The bonus for fiscal year 2012 will consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component will be paid after the end of 2012. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases. The amount of cash payment relating to the share-based component will correspond to the share price of FMC-AG & Co. KGaA ordinary shares upon exercise after the three-year vesting period. The amount of the achievable bonus for each of the members of the Management Board is capped.

In 2006, Management AG adopted a three-year performance related compensation plan for fiscal years 2008, 2007 and 2006, for the members of its Management Board in the form of a variable bonus. A special bonus component (award) for some of the management board members consisted in equal parts of cash payments and a share-based compensation based on development of the share price of FMC-AG & Co. KGaA’s ordinary shares. The amount of the award in each case depended on the achievement of certain performance targets. The targets were measured by reference to revenue growth, operating income, consolidated net income, and cash flow development. Annual targets have been achieved and the cash portion of the award has been paid after the end of the respective fiscal year. The share-based compensation portion of the award has been granted but subject to a three-year vesting period beginning after the respective fiscal year in which the target has been met and is amortized over the same three-year vesting period. The payment of the share-based compensation portion corresponds to the share price of FMC-AG & Co. KGaA’s ordinary shares on exercise, i.e. at the end of the vesting period, and was also made in cash. The share-based compensation was revalued each reporting period during the vesting period to reflect the market value of the stock as of the reporting date with any changes in value recorded in the reporting period. This plan was fully utilized at the end of 2011.

The share-based compensation incurred under these plans for years 2012, 2011 and 2010 was $2.8 million, $2.3 million and $2.6 million, respectively.

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 and prior plans

On May 9, 2006, as amended on May 15, 2007 for a three-for-one share split (the “Share Split”), the FMC-AG & Co. KGaA Stock Option Plan 2006 (the “Amended 2006 Plan”) was established by resolution of our AGM with a conditional capital increase up to €15,000,000 subject to the issue of up to fifteen million no par value bearer ordinary shares with a nominal value of €1.00 each. Under the Amended 2006 Plan, up to fifteen million options can be issued, each of which can be exercised to obtain one ordinary share, with up to three million options designated for members of the management board, up to three million options designated for members of management boards of direct or indirect subsidiaries of the Company and up to nine million options designated for managerial staff members of the Company and such subsidiaries. With respect to participants who are members of the Management Board, the General Partner’s supervisory board has sole authority to grant stock options and exercise other decision making powers under the Amended 2006 Plan (including decisions regarding certain adjustments and forfeitures). The Management Board has such authority with respect to all other participants in the Amended 2006 Plan.

Options under the Amended 2006 Plan were granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the Amended 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of our ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the Amended 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to achievement of performance targets, measured over a three-year period from the grant date. For each such year, the performance target is achieved if our adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the Amended 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the Amended 2006 Plan excludes, among other items, the costs of the transformation of our legal form to a KGaA and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The performance targets for 2012, 2011, and 2010 were met but the options that vested will not be exercisable until expiration of the full 3-year vesting period of each year’s grants. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the entire three-year vesting period. The last grant under the Amended 2006 Plan took place on December 6, 2010. No further grants are possible under the Amended 2006 Plan. For information regarding options granted to each member of the Management Board, see Item 6.B, “- Compensation of the Management Board” above.

Options granted under the Amended 2006 Plan to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.

At December 31, 2012, we had awards outstanding under the terms of various prior stock-based compensation plans, including the 2001 plan. Under the 2001 plan, convertible bonds with a principal of up to €10,240,000 were issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting Preference shares. Following the Share Split, the convertible bonds have a par value of €0.85 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees were able to purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. We have the right to offset our obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options we issued and are not reflected in the consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant. Bonds issued to Board members who did not issue a note to us are recognized as a liability on our balance sheet.

Upon issuance of the option, the employees had the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the ordinary shares upon the first time the stock exchange quoted price exceeds the initial value by at least 25%. The initial value (“Initial Value”) is the average price of the shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value, as adjusted in accordance to the Share Split. Each option entitles the holder thereof, upon payment the respective conversion price, to acquire one ordinary share. Up to 20% of the total amount available for the issuance of awards under the 2001 plan could be issued each year through May 22, 2006. Effective May 2006, no further grants could be issued under the 2001 plan.

At December 31, 2012, the Management Board members held 2,201,205 stock options for Ordinary shares and employees of the Company held 8,945,561 stock options for ordinary shares with an average remaining contractual life of 4.65 years and 37,656 stock options for preference shares with an average remaining contractual life of 1.89 years with 37,656 exercisable preference options at a weighted average exercise price of $25.41 and 4,388,927 exercisable ordinary options at a weighted average exercise price of $41.25.

(vi)                   Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA

In connection with the formation of FMC-AG & Co. KGaA, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in 1996, Fresenius SE and its affiliates and FMC-AG & Co. KGaA and its affiliates entered into several agreements for the purpose of giving effect to the Merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between FMC-AG & Co. KGaA and Fresenius SE and their affiliates. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the service agreements are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

Dr. Gerd Krick, Chairman of our Supervisory Board, is also a member of the supervisory board of our General Partner as well as Chairman of the supervisory board of Fresenius SE and Chairman of the supervisory board of its general partner, Fresenius Management SE. Dr. Dieter Schenk, Vice Chairman of the supervisory board of our General Partner and of the Supervisory Board of FMC-AG & Co. KGaA, is also Vice Chairman of the Supervisory Board of Fresenius Management SE, and Dr. Ulf M. Schneider, Chairman of the supervisory board of our General Partner and a former member of the Management Board of FMC-AG & Co. KGaA, is Chairman of the management board of Fresenius Management SE. Dr. Ben J. Lipps, CEO of the Management Board of our General Partner until December 31, 2012, was also member of the management board of the general partner of Fresenius SE. Mr. Rolf A. Classon, Dr. Walter L. Weisman and Mr. William P. Johnston are members of both our Supervisory Board and our general partner’s Supervisory Board.

In the discussion below regarding our contractual and other relationships with Fresenius SE:

•                        the term “we (or us) and our affiliates” refers only to FMC-AG & Co. KGaA and its subsidiaries; and

•                        the term “Fresenius SE and its affiliates” refers only to Fresenius SE and affiliates of Fresenius SE other than FMC-AG & Co. KGaA and its subsidiaries.

Real Property Lease

We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in 1996. Fresenius SE or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius SE is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to our affiliates, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €19.6 million, which was approximately $25.2 million as of December 31, 2012, exclusive of maintenance and other costs, and is subject to escalation, based upon development of the German consumer-price-index determined by the Federal Statistical Office (Statistisches Bundesamt). The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. The leases for the other facilities have a term of ten years. The current option period for the lease agreements is set to expire in 2016. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see “Item 4.D. Property, plants and equipment.”

Trademarks

Fresenius SE continues to own the name and mark “Fresenius” and its “F” logo. Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries, have entered into agreements containing the following provisions. Fresenius SE has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our company names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the “Fresenius Medical Care” name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

•                        to use the “Fresenius Medical Care” mark in the then current National Medical Care non-renal business if it is used as part of “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Home Care” or “Fresenius Medical Care Diagnostics”;

•                        to use the “F” logo mark in the National Medical Care non-renal business, with the consent of Fresenius SE. That consent will not be unreasonably withheld if the mark using the logo includes one or more additional descriptive words or symbols; and

•                        to use “Fresenius Medical Care” as a trade name in the renal business

We and our affiliates have the right to use “Fresenius Medical Care” as a trade name in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius SE will not use “Fresenius” or the “F” logo as a trademark or service mark, except that it is permitted to use “Fresenius” in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business and may use the “F” logo as a service mark with the consent of our principal German subsidiary. Our subsidiary will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius SE has the right to use “Fresenius” as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius SE is not confusingly similar to our marks and trade names. Fresenius SE’s ten-year covenant not to compete with us, granted in 1996, has expired, and Fresenius SE may use “Fresenius” in its corporate names if it is used in combination with one or more additional distinctive word or words, provided that the name used by Fresenius SE is not confusingly similar to the Fresenius Medical Care marks or corporate or trade names.

Other Intellectual Property

Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius SE. For Biofine®, the polyvinyl chloride-free packaging material, Fresenius SE has granted to our principal German subsidiary, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. Our German subsidiary and Fresenius SE share equally any royalties from licenses of the Biofine® intellectual property by either our German subsidiary or by Fresenius SE to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius SE transferred to our German subsidiary the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius SE’s dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius SE divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the Merger. Where our German subsidiary acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, our subsidiary licensed them back to Fresenius SE exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius SE retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius SE licensed them to our German subsidiary exclusively in the renal business and non-exclusively in all other fields.

Supply Agreements and Arrangements

We produce most of our products in our own facilities. However, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, manufactures some of our products for us, principally dialysis concentrates and other solutions, at facilities located in Germany, Brazil, France and South Africa. Conversely, our facilities in Germany and Italy produce products for Fresenius Kabi AG.

Our local subsidiaries and those of Fresenius SE have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements are determined by good-faith negotiation. During 2012, we sold products to Fresenius SE in the amount of $22.1 million. In 2012, we made purchases from Fresenius SE in the amount of $46.1 million.

The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

On September 10, 2008, Fresenius Kabi AG, a subsidiary of Fresenius SE, acquired Fresenius Kabi USA, Inc. (formerly APP Pharmaceuticals Inc.) (“Kabi USA”), which manufactures and sells sodium heparin. Heparin is a blood thinning drug that is widely and routinely used in the treatment of dialysis patients to prevent life-threatening blood clots. FMCH currently purchases heparin supplied by Kabi USA through MedAssets, Inc. MedAssets Inc. is a publicly-traded U.S. corporation that provides inventory purchasing services to healthcare providers through a group purchasing organization (“GPO”) structure. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. A GPO is an organization that endeavors to manage supply and service costs for hospitals and healthcare providers by negotiating discounted prices with manufacturers, distributors and other vendors. Vendors discount their prices and pay administrative fees to GPOs because GPOs provide access to a large customer base, thus reducing vendors’ sales and marketing costs and overhead. FMCH is one of many U.S. healthcare providers that participate in the MedAssets GPO. FMCH purchases pharmaceuticals and supplies used in its dialysis services business through the MedAssets GPO contract. During 2012, we acquired $14.1 million of heparin from Kabi USA through the GPO.

Services Agreement

We obtain administrative and other services from Fresenius SE headquarters and from other divisions and subsidiaries of Fresenius SE. These services relate to, among other things, administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury services. For 2012, Fresenius SE and its affiliates charged us approximately $80.8 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius SE relating to research and development, central purchasing and warehousing. For 2012 we charged approximately $5.8 million to Fresenius SE and its subsidiaries for services we rendered to them.

We and Fresenius SE may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Financing

We are party to an Amended and Restated Subordinated Loan Note with Fresenius SE under which we or our subsidiaries may request and receive one or more advances up to an aggregate amount of $400 million which matures on March 31, 2013. See the 2012 20-F, Note 9 of the Notes to Consolidated Financial Statements, “Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties — Short-Term Borrowings from Related Parties.” During 2012, we received advances between €8.3 and €196.4 million which carried interest rates between 1.365% and 1.832%. As of December 31, 2012, we had loans of CNY 362 million ($58.2 million) outstanding with a subsidiary of Fresenius SE at a weighted average interest rate of 6.115%, with the majority of the loans due on May 23, 2014. We also provided a loan of €20.9 million to Fresenius SE at an interest rate of 1.484% which came due and was paid on January 11, 2013. On August 19, 2009, the Company borrowed

€1.5 million ($2.0 million) from the General Partner at 1.335%. The loan repayment is currently scheduled for August 20, 2013 at an interest rate of 2.132%.

Other Interests

Dr. Dieter Schenk, Vice Chairman of the supervisory boards of Management AG and of FMC-AG Co. KGaA and a member of the supervisory board of Fresenius Management SE, is a partner in the law firm of Noerr LLP, which has provided legal services to Fresenius SE and its subsidiaries and to FMC-AG & Co. KGaA and its subsidiaries. The portion of legal services to FMC-AG & Co. KGaA and its subsidiaries for the period January 1, 2012 through September 30, 2012, has been approved by our General Partner´s supervisory board and our Supervisory Board, with Dr. Schenk abstaining from the vote. Services for the fourth quarter of 2012 will be reviewed in the first quarter of 2013 and are subject to approval by the supervisory board. During 2012, FMC-AG & Co. KGaA paid or processed for payment, approximately $1.8 million (€1,4 million) for these services performed by Noerr during the period October 1, 2011 through September 30, 2012. Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, is the sole shareholder of the general partner of Fresenius SE and owns approximately 27.1% of the voting shares of Fresenius SE. Dr. Schenk is also the Chairman of the advisory board of Else-Kröner-Fresenius-Stiftung. See “— Security Ownership of Certain Beneficial Owners of Fresenius SE.”

Under the Articles of Association of FMC AG & Co. KGaA, we will pay Fresenius SE a guaranteed return on its capital investment in our general partner. See Item 1.6G, “Corporate Governance — The Legal Structure of FMC AG & Co. KGaA,” below.

General Partner Reimbursement

Management AG is a 100% wholly-owned subsidiary of Fresenius SE. The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including compensation of the members of the General Partner’s supervisory board and Management Board. The aggregate amount reimbursed to Management AG for 2012 was approximately $19.0 million for its management services during 2012 including $0.94 million as compensation for its exposure to risk as general partner. The Company’s Articles of Association fix this compensation as a guaranteed return of 4% of the amount of the General Partner’s share capital (which is currently €3.0 million after a capital increase of €1.5 million in 2012). See Item 16.G “Governance —The Legal Structure of FMC-AG & Co. KGaA” below.

(vii)        Principal Accountant Fees and Services

In the annual general meeting held on May 10, 2012, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2012 fiscal year. KPMG billed the following fees to us for professional services in each of the last two years:

	2012	2011
	(in thousands)
Audit fees	$11,208	$10,973
Audit related fees	424	771
Tax fees	443	707
Other fees	1,536	114
Total	$13,611	$12,565

“Audit Fees” are the aggregate fees billed by KPMG for the audit of our German statutory and U.S. GAAP consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control are included in Audit Fees. “Audit-Related Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for comfort letters, consultation on accounting issues, the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Other fees” include amounts related to supply chain consulting fees. “Tax Fees” are fees for professional services rendered by KPMG for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services.

Audit Committee’s pre-approval policies and procedures

As a German company, we prepare statutory financial statements under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). Our supervisory board engages our independent auditors to audit these financial statements, in consultation with our Audit and Governance Committee and subject to approval by our shareholders at our AGM in accordance with German law.

We also prepare financial statements in accordance with U.S. GAAP, which are included in registration statements and reports that we file with the Securities and Exchange Commission.  Our Audit and Corporate Governance Committee engages our independent auditors to audit these financial statements in accordance with Rule 10A-3 under the Exchange Act and Rule 303A.06 of the NYSE Governance Rules. See also the description in “Item 6C. Directors, Senior Management and Employees - Board Practices.”

In 2003, Fresenius Medical Care AG’s audit committee also adopted a policy requiring management to obtain the committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and Other Services that may be performed by our auditors as well as additional approval requirements based on fee amount and nature.

The general partner’s Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, fee level, and fee structure, approves the request accordingly.  Services that are not included in the catalog exceed applicable fee levels or fee structure are passed on either to the chair of the Audit and Corporate Governance Committee or to the full committee, for approval on a case by case basis. Additionally we inform the Audit and Corporate Governance Committee about all approvals on an annual basis. Neither the chairman of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

During 2012, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $0.190 million.